LIBERTO INC.

February 9, 2011

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: Ms. Anne Nguyen Parker
Division of Corporate Finance
Mail Stop 7010
100 F. Street NE
Washington, D.C. 20549-7010

Re:          Liberto Inc.
Registration Statement on Form S-1
Filed February 2, 2011
(Post-Effective Amendment #6 to Form SB-2 filed on January 22, 2008)
File No. 333-148775

Dear Ms. Nguyen Parker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Liberto Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1/A to 4:00 AM Eastern Standard Time on February 14, 2011, or as soon thereafter as is practicable.

The Company acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.  Please call with any questions.

Liberto Inc.

By:
/s/ Rosielyn Baclig
Rosielyn Baclig
President, Secretary, Treasurer and Director

Lot 78 Blk 7 Emerald St. Gold Riverville Subd. Burgos
Montalban, Rizal, the Philippines, - Phone: 63 9209380830